Filed by Provident New York Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sterling Bancorp
(Commission File No. 001-05273)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Transcript of joint investor conference call of Provident New York Bancorp (“Provident”) and Sterling Bancorp (“Sterling”) held on April 4, 2013.

Christine:                                                                                            Good morning and welcome to today’s conference call announcing the merger of Provident New York Bancorp and Sterling Bancorp.  My name is Christine, and I will be your operator for today’s call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session.  Please note this conference is being recorded.  I will now turn the call over to Jack Kopnisky, President and CEO of Provident New York Bancorp.  You may begin.

Jack Kopnisky:                                                           Good morning, everyone, and thanks for joining us today.  Please be aware of the forward-looking statement in the deck in the script.  As you read in our news release issued prior to the opening of the market today, the boards of directors of Provident New York Bancorp and Sterling Bancorp unanimously approved the definitive merger agreement in the stock-for-stock transaction.  Joining me today on the call is Louis Cappelli, Chairman and CEO of Sterling Bancorp; Luis Massiani, CFO of Provident New York Bancorp; and John Tietjen, CFO of Sterling Bancorp.

During this call, we will take you through the details of this compelling transaction.  Following our remarks, we’ll have a question and answer session.  There are also supplementary materials that will be referenced on today’s call available at the companies’ websites.  To access those materials — and there’s specifically a presentation around this — go on the investor relations section of either company’s website.

The transaction highlights begin on slide two of the presentation.  Needless to say, we are very excited about the merger of such well-established New York based organizations.  We are especially excited to be working with Lou Cappelli and his team.  Our objective is to create a high performing bank primarily focused on the small to middle market commercial and consumer segments.  The merger further demonstrates our strategy to continue to expand within the greater New York metropolitan market.  With this transaction, we gain a top ten market position in deposits among regional banks in the highly competitive metropolitan New York market.

Sterling and Provident share a rich history, compatible culture and complementary core strengths.  Both organizations pride themselves on delivering value added expertise and service through a team-based delivery model.  The resulting combination reflects a diversified loan mix in terms of product, yield and geography.  We expect to significantly leverage the origination capabilities of each organization, generating meaningful opportunities for revenue growth.  Each organization has low cost diverse deposit funding.  As a combined company, we will also be diversifying our revenue sources.  Resulting fee income as a percentage of total revenue for the combined company is approximately 24 percent.  Finally, this combination results in continued strong levels of liquidity and capital ratios at the holding company in the bank.

From a financial perspective, the value we are creating for our shareholders is self-evident.  We anticipate delivering a return on average assets greater than one percent and return on tangible common equity greater than 12 percent, with earnings growth exceeding our peers.  Through our combined operations, we have significant opportunity to drive enhanced returns and earnings by creating a more efficient organization.  Our financial projections include an 18 percent combined cost reduction by year-end 2015.  We are very confident in our ability to both achieve this level of cost reductions and retain our clients and high performing employees.

We also want to point out that no revenue enhancements have been added to our forecast; although, we expect to leverage our platforms for even better productivity.  Estimated EPS accretion for 2014 is 20 percent and for 2015 is 31 percent as we realize the efficiency gains.  The internal rate of return is in excess of 20 percent.  Clearly, the strategic rationale and financial outcome of this combination is compelling, but before we review the details of the transaction, I would like to ask Lou Cappelli, Chairman/CEO of Sterling Bancorp, to offer his important perspective.

Louis Cappelli:                                                              Thank you for that introduction, Jack.  We are looking forward to partnering with you and your professional and accomplished team to build the new Sterling.  I also wish to thank all of the investors, customers and employees of both companies who have joined us for this call.  The merger of Provident and Sterling is a positive development for both companies.  It will create a stronger, more competitive institution serving the needs of small to middle market businesses and individuals.

Before you hear the details of the merger, I would like to give you my personal perspective.  I have spent my entire adult life and professional career here at Sterling, from the mailroom to the boardroom, and I have a lifelong commitment to seeing the company prosper.  I believe we can all be proud of everything that the company has achieved up to and including this merger, which will position the combined company to reach new heights of customer service, product availability, profitable growth and shareholder value.  The Sterling boards of directors have unanimously voted for this merger because we are all confident that it is in the best interest of our shareholders.

The stock-for-stock transaction provides a solid return on our shareholders’ investment and also an opportunity to participate in a rewarding upside into the future.  The combined institution will have greater resources for customers in an expanded market area.  That is good news for the small to midsize business and individuals of the New York metropolitan region, who will now have a stronger financial partner with a diverse portfolio of products and services.  The merger is an excellent fit because Provident and Sterling are institutions of similar size, character and culture.

The decision to carry on the Sterling brand name is a commitment to the core values that have made Sterling an attractive choice for customers, employees and shareholders.  I am honored to serve as the chairman of the boards of directors at the new company and bank and will be engaged in the business going forward.  My thanks to all of the shareholders, customers, employees and community members who have supported us over the years.  The Board of Directors and management of the new Sterling are committed to serving your needs and building a growing and successful institution as we go forward.  Now, Jack, I’ll turn it back to you.

Jack Kopnisky:                                                           Thank you very much, Lou.  Now, let us take you through the details of the transaction starting on slide three of the investor presentation.  The consideration for the transaction is a fixed exchange ratio of 1.2625 Provident New York Bancorp shares for each Sterling Bancorp share.  This is a 100 percent stock-for-stock transaction.  The premium, based on yesterday’s stock value, is approximately 11 percent.  The exchange ratio results in approximately 53 percent ownership by Provident shareholders and 47 percent by Sterling shareholders.

Beginning with the first dividend payment after closing and subject to board approval, we intend to increase our regular quarterly cash dividend on our common stock to $0.07 per share.  This will enable former shareholders of Sterling Bancorp common stock to maintain a consistent dividend payment after close.  While we consider this a merger of equals, technically Provident New York Bancorp is the acquirer.  We plan to merge Sterling National Bank into Provident Bank and convert to a national charter.  We were in the process of completing an application for such a move prior to this transaction.

The end result for Provident will be a name change to Sterling Bancorp and Sterling National Bank.  Given the challenge of a name conflict that exists in New Jersey with Provident Financial, it was most logical to transition the combined company to the well-regarded Sterling brand.  We will continue to maintain executive offices in both New York City and Montebello in Rockland County, New York, as each affords us benefits in terms of talent acquisition and facility efficiencies.

The new leadership team will consist of experienced, high performing leaders from both organizations.  I will lead the company as CEO with Luis Massiani as CFO.  Lou Cappelli, as noted, will be the Chairman of the Board.  Current Sterling Bancorp President and Director John Millman will also be appointed to the Board of Directors and will serve as Senior Advisor to the combined company.  Bill Helmer, our current Board Chair, will also serve on the Board as an Independent Director, as will I as a Director.  We expect the new Board to have 13 members at closing with seven members among Provident Directors and six selected from among Sterling Directors.

We will seek approval from our respective shareholders along with customary regulatory approvals.  We have already met with both the OCC and Federal Reserve to brief them on the transaction.  We expect to receive approvals and close in the fourth calendar quarter of 2013.  The combined franchise will have approximately $6.5 billion in assets, $5.2 billion in deposits and gross loans of $4 billion.  The combined 46 branches average $112 million in deposits per branch.  Both organizations have very strong core deposit bases.  Combining the loan book creates a solid diverse mix of product options for our clients.  Each organization has historically maintained strong credit metrics, and we anticipate continuing this level of performance.

We will also continue to maintain strong capital levels at both the holding company and the bank.  We intend to raise approximately $80 million in a debt issuance prior to closing and downstream the majority of the cash into the bank.  As part of this, we intend to pay off the trust preferred securities of Sterling and reduce the funding costs.  From a projected operating basis for the combined company, the yield on earning assets is anticipated to be approximately 4.17 percent, driven by higher yielding loans and securities from Sterling.  The cost of deposits is low at 29 basis points.  Margins are estimated at 366 basis points, and as I said before, the fee income ratio to revenue will be 24 percent.

I can tell you that the entire leadership team will be very focused on enhancing both the net interest margin and the level of fee income.  Once fully phased in cost savings are realized, which is estimated to be by year-end 2015, we project our proficiency ratio to be in the low to mid 50 percent range, return on assets to be greater than one percent and return on average tangible equity to be greater than 12 percent.

Slide five provides further details of the combined lending and fee-based businesses.  The lending product set and the origination capabilities are significantly enhanced by the combination.  The revenue mix is further enhanced by the high percentage and diversity of fee income businesses generally coming from Sterling.  The combination delivers high quality, long term expertise in the areas of middle market C&I lending, asset based and accounts receivable management and lending, payroll finance, commercial real estate lending, equipment finance and warehouse lending.

From a fee-based perspective, there is a long history for both companies in the areas of depository and cash management, payroll processing, mortgage banking, wealth management, factoring and trade finance and title insurance.  Projected revenue will be approximately $257 million.

Slide six shows a diversified mix of loans with a pro forma loan yield of 5.1 percent.  29 percent of the portfolio is C&I, 26 percent commercial real estate, 19 percent one to four family loans and 9 percent in multi-family product.  This mix gives us better diversity than either company could achieve separately.  We have, as a combined entity, a strong core funding base at a cost of 29 basis points.  Non-interest bearing demand deposits are 31 percent, NOW is 13 percent, savings and MMDA 37 percent and time deposits 19 percent.  Both organizations have historically focused on low cost funding, and we will continue to do so in the future as we ensure that we provide full relationship banking to our clients.

Out of this combination, we see increased revenue generating opportunities.  I would emphasize again that none of the revenue opportunities are included in the pro forma financials.  These two organizations with terrific product solutions and platforms will become even more productive with a disciplined, team-based distribution model.  Specifically, we will now be better positioned to serve larger, more diverse clients, especially in the middle market segment.

There are meaningful opportunities to bring expanded product capabilities to each bank’s clients.  The Provident teams have many potential clients with a need for specialty lending solutions, such as asset-based lending and factoring.  The team from Sterling will be able to bring more commercial real estate solutions to their clients.  Collectively, we have an opportunity to provide wealth management solutions to small and middle market business owners.  We will also expand Sterling’s mortgage business across the Provident markets and beyond with increased origination volumes and ancillary fee incomes from areas such as title insurance.

A team-based approach to accelerate production and originations will drive the optimum behavior from our teams, benefiting clients and shareholders. This distribution methodology is a differentiator, and we’ve talked about before on the Provident calls.

Slide eight shows how the combination metro New York market compares to regional banks.  With this merger, we become a top ten bank in terms of deposits, and our distribution system will cover a strong and growing market within the region.

Slide nine represents an interesting heat map of businesses within the region.  To make the point of the map apparent, Provident’s legacy markets of Rockland, Orange, Sullivan, Ulster, Putnam and Dutchess counties are home to less than 10 percent of target market companies within the region, and our teams have done a very good job of penetrating those markets and enjoy a top three market share position in those markets.  The balance of the map, including Manhattan, the outer boroughs, Long Island and contiguous New Jersey counties, account for more than 90 percent of businesses in the category of our target.  There is significant opportunity as we merge these companies.

Now, let me ask Luis Massiani, Provident’s CFO, to pick up the call and take you through the remaining slides.

Luis Massiani:                                                                 Thanks, Jack.  Turning to slide ten, we provide details on our cost savings estimate of $34 million, which represents approximately 18 percent of the combined operating expenses.  We have worked closely with Sterling management in determining these savings opportunities and are confident we will achieve these targets.  We currently anticipate to consolidate five to seven branches and other office locations throughout the New York City metro area.  We believe that the combined company will be in a significantly better position to manage increasing expense burdens faced by institutions of our size.  Once fully phased in cost savings are realized, we expect to manage the business to a mid-50s efficiency ratio.

On slide 11, I will go over the key transaction assumptions.  For financial modeling purposes, we are assuming a transaction closing date of December 31st, 2013; although, we expect the transaction will close earlier in the fourth calendar quarter.  As neither Provident nor Sterling provide guidance on earnings, we have used equity analyst consensus estimates to model the pro forma impact of the transaction.  Based on data available on Thompson Financial as of April 2nd, Sterling’s IBES mean consensus estimate was $0.79 in 2014 and $0.84 in 2015, applying a 6.5 percent analyst estimated long-term growth rate.

For Provident, our fiscal year in consensus analyst estimates are in a September year-end basis.  For comparability purposes, we have converted the available consensus analysis estimates to a calendar year basis.  Using this approach, Provident’s IBES mean consensus estimate for calendar year 2014 is $0.70 and $0.74 in 2015 based on the analyst estimated long-term growth rate of 5 percent.

As stated earlier, we expect to realize approximately $34 million in cost savings from the merger.  We expect to achieve these savings 75 percent in 2014 and fully in 2015.  The pre-tax merger related expenses at close are estimated at $33 million.  We have completed our credit due diligence and have estimated a credit mark of approximately $33 million, which represents approximately 2 percent of Sterling’s loan portfolio.  We have also included the impact of an anticipated $80 million debt capital raise.  Although we are still evaluating various issuance alternatives, we expect we will be able to access cost efficient capital to further strengthen the combined company’s capital position.

We also expect to use a portion of the proceeds of the offering to redeem Sterling’s trust preferred securities.  We anticipate raising our quarterly dividend to $0.07 per share, subject to Board approval.

On slide 12, let’s review the pro forma financial impact of the transaction.  Looking at 2015, which is the first year of fully phased in cost savings, the estimated earnings per share accretion is above 30 percent.  Assuming our cost savings grow annually at 3.5 percent and Sterling’s long-term growth rate of 6.5 percent, we expect to achieve an internal rate of return in excess of 20 percent on this transaction.  For modeling purposes, we have assumed a 13 times terminal value multiple and a combined Tier 1 leverage ratio of 9 percent through the projection period.

We anticipate the transaction will have a dilutive impact on tangible value per share of approximately 15.6 percent at close.  This is due to the relative size of the two companies, the relative price to tangible book value multiples and merger related expenses.  Given the attractive pro forma earnings profile of the combined company, we expect to earn back the tangible book value dilution in approximately 2.8 years.  This is based on the incremental earnings method where we only factor in Sterling’s earnings, transaction cost savings and purchase accounting adjustments and measure how long it takes us to earn back the $1.20 per share dilution at close.

Using the consolidated earnings approach where the combined earnings are compared to Provident’s standalone tangible book value projections, the earn back period is estimated at approximately 5.25 years.  Under any metric, we believe this is a compelling transaction that will create value for shareholders over time.

In the bottom table, we review the pro forma estimated capital position at close.  The pro forma ratios include the impact of the assumed $80 million debt capital raise.  As you can see, both the holding company and bank remain in a strong capital position that will support the future growth of the combined company.

On slide 13, we review our due diligence work.  Provident and Sterling have conducted substantial two-way credit and operational due diligence.  We have used internal and external resources to complete this review, and we have confirmed these are two high quality companies with strong operational risk management and credit cultures.  For purchase accounting purposes, the estimated credit mark of $33 million is approximately 2 percent of Sterling’s portfolio.  Other estimated fair value marks at closing include a mark up of loans of $14 million, a mark up of $17 million on Sterling’s investment securities portfolio and a core deposit intangible of 1.25 percent of Sterling’s core deposits, which we define as deposits less all time deposits.

Now, we’ll turn it over to Jack.

Jack Kopnisky:                                                           Thank you, Luis.  The combination of these companies will produce a high performing organization, so personally, I think of this in maybe top ten compelling reasons for this transaction.

First, it creates a combined franchise with significant scale to successfully compete in the greater New York City market.  I’ll tell you — there is no better banking market than greater New York metro — New York City.  I’ve looked across the country, and it’s the largest concentration of clients and businesses, obviously, in the country, so whatever segment you focus on there’s a lot of opportunity.

Secondly, it puts the combined entity into the top ten deposit market position among regional banks, so we have scale.

Third, it provides a compelling opportunity to extract cost savings and materially improve operating efficiency.  Deals like this, we believe, are very opportunistic where you have two very strong organizations — bringing them together — a good deposit base, loan mix, fee income side, but an opportunity to take between 15-20 percent of combined costs out of the organizations.  We’ll be very systematic and procedural in the process to look at that.

Fourth, it has significant growth and cross-selling opportunities.  These two companies bring to bear a significant level of products that each other doesn’t have and, in many cases, markets that each other doesn’t have.

Fifth, it allows us to leverage small and middle market commercial lending expertise with this team-based distribution strategy.  Our team-based strategy that are managed, monitored and incentive-based on what they contribute to the bottom line as a team is something that we’re going to implement within the context of the company, across the company.

Sixth, it diversifies the loan portfolio and revenue mix and enhances loan origination capabilities.  Again, I’m not sure you can find a bank out there, especially this size, that has the mix and the diversity of loan portfolios and deposit portfolios and the mix of NIM-driven revenue and fee income revenue.

Seventh, we are 100 percent committed to maintain very strong levels of liquidity and capital ratios.  We’ve talked to the regulars quite extensively about capital ratios and feeling very comfortable with what we proposed.

Eighth, we believe there is significant upside by the nature of this transaction for our shareholders.  We think that there’s terrific upside as time goes on, especially in an environment that we’re operating in today, which is a very low interest rate and probably extended low interest rate environment.  It gives us the opportunity to extract cost savings and position ourselves extremely well for increases in rates at some point in time in the future.

Ninth, the merger enables us to take best practices in high performing individuals from each company.  This is all about taking the best of both worlds from the Sterling side and the Provident side, identifying those high performing individuals in each organization and creating a high performing organization as a result.  It is not about everybody in Sterling going to use the Provident practices or vice versa.  We are going to be very systematic and organized in our process to identify best practices.  Frankly, in due diligence, we identified quite a bit of those best practices for our go forward strategy.

Finally, the leadership team that we’re identifying has significant experience in diligence, integration and operating acquisitions.  This team has delivered results throughout their career.  This level of experience will significantly lower any of the execution risk within the transaction.  Look, there are two big things that we need to do.  We have to identify and reduce costs, and we have to increase productivity and grow revenue.  We, again, will be very systematic in the process to make that happen.  This team is very experienced in that.  I think between Provident and Sterling there’s been nine acquisitions since 2002, and a number of us as senior leaders have led, integrated and managed many acquisitions over our careers.

In the end, we really look forward to delivering strong results to our shareholders, great value propositions to our clients and a fantastic work environment for our employees.  We want folks that want to come in every day and be excited about the opportunity before them.

In the final analysis, we’re focused on delivering very strong operating results and look forward to creating this high performing organization that is very effective at execution and executing this strategy and this plan.

Now, I’d like to open this up for questions you may have.

Christine:                                                                                            Thank you.  If you —

Jack Kopnisky:                                                           Operator, if you wouldn’t mind teeing up the method to ask questions.

Christine:                                                                                            Okay.  If you would like to ask a question, please press zero then one on your touchtone phone.  If you are using a speakerphone, you may need to pick up the handset before pressing the numbers.  Once again, if there are questions, please press zero-one on your touchtone phone.

Our first question is from Travis Lan of KBW.  Please go ahead.

Travis Lan:                                                                                 Thanks.  Good morning, gentlemen.  I’m on for Collyn today.  How are you?

Jack Kopnisky:                                                           Great.  How are you?

Travis Lan:                                                                                 Good.  Thanks.  Jack, I wonder if you could just start and talk about how the integration of this transaction may or may not impact your potential hiring plans of more commercial relationship teams kind of between now and the time the deal closes.

Jack Kopnisky:                                                           Sure.  We would anticipate to not be hiring teams in the interim unless there’s some unique situation where it’s highly opportunistic, but we generally look at kind of freezing the hiring of both companies in the process because we have terrific folks on both teams that, as part of the process, we would identify and integrate.

Travis Lan:                                                                                 Okay, and sort of a related question, Luis.  When you think about the $34 million of gross costs saved, do your accretion estimates incorporate any reinvestment of those savings back into the business, or are those just coming out dollar for dollar?

Luis Massiani:                                                                 No, they’re coming out dollar for dollar, Travis.  Although, as I mentioned, we are assuming that the costs saved — there’s a growth component to them sort of post-2015 at 3.5 percent, but we are not assuming a reinvestment.  It’s just dollar for dollar.

Travis Lan:                                                                                 Okay, and then, in terms of the merger charges, do you have an idea of what, A.) The timing will be of the charges, and B.) What the breakdown will be between what flows through Provident’s books and flows through Sterling?

Luis Massiani:                                                                 Well, for modeling purposes, what we’ve assumed is that full $33 million is going to flow through our books.  In the end, you kind of get to the same place regardless if they take it before sort of from a tangible value dilution perspective and so forth.  We anticipate that the vast majority of those are going to be in the first years or the first 12 months after the close.  Although, as we continue to evaluate sort of opportunities to facilities, consolidation, personnel and so forth, there may be sort of some extended time into the second year after the close for the merger-related expenses.

Travis Lan:                                                                                 Gotcha.  Can you just talk a little bit about your feeling for the securities portfolio once you put them together?  Is that kind of a good pro forma run rate in terms of the contribution earning assets where you see it?  It looks like kind of 27 percent or 28 percent.  Does that seem to make sense?

Luis Massiani:                                                                 It does make sense.  As you know, sort of Sterling’s portfolio is slightly different than ours.  However, sort of as we grow and double the size of the company, Jack and I have discussed that we obviously have to have a little bit more diversified securities portfolio going forward, so the composition that you would see on a pro forma basis is likely going to be what it will look like going forward for the most part.  You can expect the yields and sort of the composition as a percentage of total assets.  The yield will likely be sort of very similar to what it is today.  From a composition perspective, it is a percentage of total assets.  We fully intend to become a little bit more efficient from a balance sheet perspective and may decrease the size of the portfolio and reinvest that into sort of Sterling’s and our higher yielding loans.  That part of the strategy that we’ve talked about on a standalone basis will continue to be something that we focus on going forward.

Travis Lan:                                                                                 Gotcha.  I have just two more.  The first is a little silly.  You’re retaining the Sterling name, but do you have an idea for what the ticker will be?  Is it going to continue to be —

Jack Kopnisky:                                                           It’ll be Sterling’s.

Luis Massiani:                                                                 It’ll be Sterling’s.

Jack Kopnisky:                                                           STL.

Travis Lan:                                                                                 Gotcha.  Okay.  Finally, Lou, I wondered if you could just talk about how maybe your future outlook for the banking environment impacted your decision to kind of combine forces here at this point.

Louis Cappelli:                                                              We believe that this is the right transaction for Sterling, its shareholders and its clients.  The merger is an opportunity to bring together two outstanding institutions, the complementary sets of products, shared culture, superior service and create a nearly $7 billion asset company, which virtually doubles the size of Sterling and almost the same for our new partner.  It has the potential to deliver very strong results for the shareholders.  We are very, very excited and enthusiastic about putting these two companies together and feel very confident that it’s going to be a huge success.

Travis Lan:                                                                                 Thank you very much, gentlemen.

Christine:                                                                                            Thank you.  Our next question is from Matthew Kelley from Sterne Agee.  Please go ahead.

Matthew Kelley:                                                     Just staying on that question there, a question for Lou as well.  Were there any other interested parties, and how was this shopped?  Was it negotiated specifically with Provident or anything you can elaborate on there?

Louis Cappelli:                                                              This was negotiated directly with Provident.

Matthew Kelley:                                                     Was it shopped to a broader audience or something you had been working on for a while just kind of direct negotiations?

Louis Cappelli:                                                              It was direct negotiation with Provident.

Matthew Kelley:                                                     Gotcha.  Okay.  A question for Luis — when the deal closes at the end of the year, for Q1 of next year, what do you see the margin shaping out at with the accretable yield baked in?

Luis Massiani:                                                                 That’s a good question.  We’re gonna have — Jack alluded to sort of on an A+B basis what the yield turns out to be, and we obviously have more work to do, Matt to sort of understanding exactly how that loan portfolio’s going to come in and so forth.  We expect that this is going to be sort of 366 without the purchase accounting adjustments, give or take, so you can expect sort of something closer to 4 percent with the accretable yield.  That’s just going to be a factor of sort of how quickly the Sterling portfolio that’s acquired sort of pays down and so forth.  As we finalize the purchase accounting adjustments, we’ll obviously get a much finer point on exactly how those marks will flow through back into income, but it’ll be pretty substantial in that regard.

John Tietjen:                                                                         This is John Tietjen.  I would just point out that there is some seasonality in our loan portfolio, so that first quarter yields aren’t always representative of what they’ll be for the rest of the year.

Matthew Kelley:                                                    How much on your standalone operation has that impacted the margin historically?

John Tietjen:                                                                         If you looked at our performance on a historic basis, you would find that in the first quarter it tends to be a down quarter from the fourth quarter as far as volume and yield is concerned.  As we go through the year, it tends to increase.

Matthew Kelley:                                                     Okay.  Gotcha.  Then, just looking at the share count — the 10K has 30.956 million shares for Sterling times the exchange ratio gets you to 39.1, but will there be any gross ups in the actual deal value in shares issued for the SERP retirement plans, option plans, etc.?  What are the actual shares issued that we’ll see in the S4?

Luis Massiani:                                                                 For the SERP and the retirement plans, no.  There’s minor options and restricted stock that we’ll get to one point, too, but if you take our share count plus the 39 that you just sort of alluded to, that will get you pretty close to the number that will be sort of in the S4.

Matthew Kelley:                                                     Okay, for the SERP and the retirement plans, that’s baked into the deal charge of $33 million?

Luis Massiani:                                                                 Well, the SERP and the deal — the SERP is essentially fully — the liability for the SERP is sort of fully accounted for sort of in Sterling’s financials today.  We’ve gone through it with our folks and external advisors.  We’re confident that that liability is sort of properly recorded on the books, and there shouldn’t be a fair value impact there.  When you talk about the SERP, it’s really just sort of cashing out the SERP.  The liability is there already, so there won’t be a sort of impact on the fair value of the net assets acquired because of the SERP.  What there will be is a decrease in the assets as the SERP is cashed out.

Matthew Kelley:                                                     And the defined benefit plan?

Luis Massiani:                                                                 The defined benefit plan is going to be — we’re going to move to a hard freeze, and that’s going to happen shortly prior or immediately prior to the transaction, so that will just be similar to our program, which we froze in 2006.  We’ll just have a frozen program, and that will continue as it goes.  The liability — same as with the SERP, it’s been properly accounted for, and we do not anticipate any sort of fair value adjustments in that regard.

Matthew Kelley:                                                     Okay, great.  Thank you.

Christine:                                                                                            Thank you.  Our next question is from Frank Barkocy from Mendon Capital.  Please go ahead.

Frank Barkocy:                                                          Thank you.  Have any decisions been made as of yet regarding divesting or selling any of Sterling’s existing operations?

Jack Kopnisky:                                                           No, we do not intend to divest or sell any of the existing Sterling operations.

Frank Barkocy:                                                          Good.  Thank you very much.

Jack Kopnisky:                                                           Sure.

Christine:                               Thank you.  The next question is from Jon Ashe of Wellington Management.  Please go ahead.

Jon Ashe:                                                                                           Hi.  Good morning.  Again, regarding the merger expense, can you just elaborate a little bit on the components and what type of changes of control payments are involved?  Thank you.

Luis Massiani:                                                                 Well, there’s — with the $33 million, a portion of that is related to the management contracts and changes of control.  A substantial portion of it as well is sort of accruing for potential severance and so forth that will incur on a go forward basis.  Then, we have also included in there sort of our estimate of what we intend — as we talked about, sort of branch closures and facility consolidations and so forth.  We’re also sort of taking a view on what that’s going to cost, as well as sort of technology, terminations and so forth.  From a management perspective, there is 11 — give me one second to give you the exact numbers.  I’m sorry.

From a management contract perspective and change of control at close, there is $11.2 million of that merger related charges that represents the sort of the change of control payments.  When we talk about sort of the other expense, I alluded to the severance, and there is also a portion that goes in.  As we think about how we’re going to integrate the two businesses, we’re going to have somewhere in the range of, on a combined basis, 450,000 square feet in the city.  There is going to be — we anticipate that we need about 400,000 to 375,000 square feet of office space, so there will be a cost and a charge to being able to exit some locations, enter new ones and so forth.  That’s also being captured in the $33 million.

Jack Kopnisky:                                                           Maybe from a macro level, I think the professional fees are about $10 million.  Severance, change in control and all the people related are about $20 million, and $3 million is other — changes of contracts and things like that.  Hopefully, that gives you enough of a breakdown.

Jon Ashe:                                                                                           Thank you.

Christine:                                                                                            Thank you.  We have no further questions.  I will now turn the call back over to Jack Kopnisky.

Jack Kopnisky:                                                           Thank you very much to everyone that has joined the call. We are, again, excited about the opportunity to come together and see a tremendous opportunity for the future.  Lou, any —

Louis Cappelli:                                                              Oh, I’m fine.  I’m just thrilled about this combination, excited and feel very confident that it’s going to be a huge success for all of us.

Jack Kopnisky:                                                           Thank you everyone.

Christine:                                                                                            Thank you, ladies and gentlemen.  This concludes today’s conference.  Thank you for participating.  You may now disconnect.

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Provident’s or Sterling’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sterling and Provident, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Provident nor Sterling assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Provident’s and Sterling’s  reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Provident and Sterling will mail the joint proxy statement/prospectus to their stockholders.  STOCKHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling  at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident’s and Sterling’s  shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013.  Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.